KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:
Organizational Structure

KBRA Legal Structure Chart


Funds Affiliated With Parthenon Capital Partners
Funds Affiliated With Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency International Limited (Ireland)
Kroll Bond Rating Agency Europe Limited (Ireland)
Kroll Bond Rating Agency UK Limited (UK)

Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.

As of March 30, 2023

KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Senior Managing Director, Business Development
Senior Managing Director, Business Development
Chief Financial Officer
Global Head of Structured Finance Ratings
Global Head of Corporate, Financial and Government Ratings
Chief Technology Officer
Chief of ESG & Ratings Policy
Chief Credit Officer
Global Head of Compliance
Chief Compliance Officer
Co-Head of Europe (Business Development)

As of March 30, 2023

KBRA NRSRO Business Units

- Structured Finance Ratings
  - CMBS
  - RMBS
  - ABS
  - Structured Credit
  - REITs
- Corporate Financial & Government Ratings
  - Transportation and Commercial Finance
  - Project Finance and Infrastructure
  - Public Finance/ Financial Guaranty
  - Sovereigns
  - Financial Institutions
  - Insurance
  - Corporates
  - Funds
- Credit Policy
- Ratings Legal
- Quantitative Modeling[1]
- Compliance
- ESG
- Business Development
  - Sales
  - Marketing & Communications
- Human Resources[1]
- Technology[1]
- Finance[1]
- Legal[1]

[1] *Supports NRSRO business units and other units*

As of March 30, 2023